SEC Mail Processing Section
FEB 20 2015
Washington DC
403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045426

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEFcom Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Deloache Ave
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP
(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Pkwy	Dallas	Texas	75248
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2/23/15
2/20/15

OATH OR AFFIRMATION

I, Douglas E. Ferber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEFcom Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARISSA BERNET
Notary Public, State of Texas
My Commission Expires
March 02, 2016

Signature

Chief Executive Officer/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEFcom Advisors, LLC

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Year Ended December 31, 2014

DEFcom Advisors, LLC

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

To the Managing Member
DEFcom Advisors, LLC
Dallas, Texas

We have audited the accompanying financial statements of DEFcom Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statement of income and changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DEFcom Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of DEFcom Advisors, LLC's financial statements. The supplemental information is the responsibility of DEFcom Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Travis Wolff, LLP

Certified Public Accountants
February 6, 2015
Dallas, Texas

DEFcom Advisors, LLC
Statement of Financial Condition
December 31, 2014

ASSETS		
Current assets:		
Cash and cash equivalents	$	122,171
Prepaid expenses		2,322
Total assets	$	**124,493**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$	313
Accrued expenses		5,500
Total current liabilities		**5,813**
Commitments and contingencies (Note 2)		
Member's equity		118,680
Total liabilities and member's equity	$	**124,493**

See accompanying notes to financial statements.

DEFcom Advisors, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2014

Revenues:		
Fee and service revenue	$	23,700
Expense reimbursements		1,210
Total revenues		**24,910**
Operating expenses:		
General and administrative expenses		19,637
Professional expenses		15,760
Dues and subscription expense		1,253
Regulatory expenses		780
Insurance expense		576
Total operating expenses		**38,006**
Net loss		**(13,096)**
Member's equity, beginning balance		**151,776**
Member distributions		(20,000)
Member's equity, ending balance	$	**118,680**

See accompanying notes to financial statements.

DEFcom Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(13,096)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(451)
Accounts payable		(494)
Accrued expenses		1,441
Net cash used in operating activities		**(12,600)**
Cash flows from financing activities:		
Distributions to member		(20,000)
Net cash used in financing activities		**(20,000)**
Decrease in cash and cash equivalents		**(32,600)**
Cash and cash equivalents, beginning of year		**154,771**
Cash and cash equivalents, end of year	$	**122,171**

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business
DEFcom Advisors, LLC, a Texas Limited Liability Company formed in 2011, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2014, through the date the financial statements were available to be issued, February 6, 2015.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company has elected to be treated as a Partnership under the Internal Revenue Code. The member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2014, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2011 as of December 31, 2014. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2014, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has three customers that accounted for 91% of annual revenues during the year ended December 31, 2014.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $116,538, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of not greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2014, there were no liabilities subordinated to claims of general creditors.

Note 4 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

DEFcom Advisors, LLC
Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital:		
Total member's capital	$	118,680
Less nonallowable assets		(2,322)
Net capital	$	**116,358**
Aggregate indebtedness:		
Aggregate indebtedness liabilities	$	**5,813**
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	387
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	111,358
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	110,358
Percentage of aggregate indebtedness to net capital		5.00%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2014.

See independent auditors' report.

DEFcom Advisors, LLC
Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

DEFcom Advisors, LLC

Exemption Review Report

Year Ended December 31, 2014

DEFcom Advisors, LLC

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT ACCOUNTANTS' REVIEW REPORT RELATED TO AN ENTITY'S EXEMPTION PROVISIONS OF SEC RULE 15c3-3

DEFcom Advisors, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) DEFcom Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DEFcom Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) DEFcom Advisors, LLC stated that DEFcom Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DEFcom Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DEFcom Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Travis Wolff, LLP

Certified Public Accountants
February 6,2015
Dallas, Texas

DEFcom
ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

DEFcom Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. DEFcom Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Doug Ferber, President
January 27, 2015